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                                                                    Exhibit 12.1

                           Hanover Compressor Company
                Computation of Ratio of Earnings to Fixed Charges
       (amounts in thousands of dollars, except ratio amounts) (unaudited)


                                      September 30, September 30,  Pro forma
                                           2002        2001          2001        2001        2000        1999        1998     1997
Earnings:
Income (loss) before taxes                $(36,162)     $97,686    $118,883    $117,047     $79,010     $60,463    $49,636  $28,685

Add:
Interest on indebtedness
 and amortization of
 capitalized interest,
 debt expense and discount (1)               31,596      15,132      32,673      24,173      15,116       9,115     11,716   10,728
Leasing expense and the estimated
 interest factor attributable to rents       72,701      48,317      94,511      71,637      46,132      22,486      6,310      113
Subtract:
Equity in income of non-consolidated
 affiliates in excess of
 distributions of income                     (7,357)     (3,751)     (5,615)     (9,350)     (3,518)     (1,188)    (1,369)
                                        -----------   --------- ----------- ----------- ----------- ----------- ---------- --------

      Earnings as adjusted                   60,778     157,384     240,452     203,507     136,740      90,876     66,293   39,526
                                        -----------   --------- ----------- ----------- ----------- ----------- ---------- --------
Fixed charges:
Interest on indebtedness,
 amortization of debt expense and
 discount and capitalized interest(1)        33,377      16,055      35,163      26,663      16,589      10,597     11,716   10,728
Leasing expense and the
 estimated interest factor
 attributable to rents                       72,701      48,317      94,511      71,637      46,132      22,486      6,310      113
                                        -----------   --------- ----------- ----------- ----------- ----------- ---------- --------
                                                                                           $
     Total fixed charges                    106,078      64,372     129,674      98,300      62,721      33,083     18,026   10,841
                                        -----------   --------- ----------- ----------- ----------- ----------- ---------- --------


Ratio of earnings to fixed charges               (2)       2.44        1.85        2.07        2.18        2.75       3.68     3.65
                                        ===========   ========= =========== =========== =========== =========== ========== ========

(1) Includes distributions on mandatorily redeemable convertible preferred securities.

(2) Due to Hanover's loss for the nine months ended September 30, 2002, the ratio coverage was less than 1:1. Hanover must generate additional pre-tax earnings of $45.3 million to achieve a coverage of 1:1. Included in the loss before tax for the nine months ended September 30, 2002 was a non-cash goodwill impairment charge of $47.5 million. If such charge would not have occurred, the ratio of earnings to fixed charges would have been 1.02 to 1.